Filed by Highland Transcend Partners I Corp.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Packable Holdings, LLC

(Commission File No.: 001-39751)

The following is a transcript of a presentation on September 9, 2021 with Ian Friedman, CEO of Highland Transcend Partners I Corp., and Andrew Vanegas, CEO and co-founder of Packable Holdings, LLC:

00:00:32.470 Ian Friedman: Hello, everyone. For those who don't know me, my name is Ian Friedman and I am CEO of Highland Transcend. Previous to Highland Transcend, I was head of Goldman Sachs Investment Partners, Venture Capital and Growth Equity Team. Now, in just a bit, I will introduce you to Andrew Vagenas, co-founder and CEO of Packable, the brand and Holding Company of Pharmapacks. Andrew will be walking you through the business and investment story, but I first wanted to remind you of what we are trying to accomplish with Highland Transcend. I'll then introduce the Packable opportunity and talk about why we love this business. While we will know many of you listening to this recording, there will certainly be a few folks who have not had the chance to meet the Highland Transcend Partners team. So let me start with some background on Highland Capital Partners. If you don't know the firm, Highland is a venture capital and growth equity firm with a 33 year history investing in disruptive consumer and enterprise technology companies. The firm has offices throughout the United States and an affiliated fund with offices in Europe. The four of us have been extremely active investors in e-commerce and marketplace assets backing iconic and high growth companies such as Pinterest, Thread Up, Rothy's, Zola, Harry's, Rent the Runway and others. We've been watching firsthand as the e-commerce space has developed over the past few years and have seen many of our portfolio companies work hard to address the incredible opportunity while managing the immense challenge of growing their businesses online. Over this time, we learned of a high growth yet under the radar company called Packable. Several brands, large and small, began to describe how this company had provided a third leg to their growth stool beyond online direct to consumer and retail by allowing them to succeed on third party online marketplaces in particular.

00:02:36.279 Ian Friedman: I'd like to remind you that our thesis in starting Highland Transcend that we shared with investors on our roadshow was as follows. We believe that the SPAC product is superior to an IPO and that grade A quality companies that could go the IPO route will start to choose the SPAC pathway and will want to partner with high quality sponsors. We are looking for companies that are already great that we can turbocharge. In fact, this slide described our criteria for investing. All six of these factors listed here needed to be true for us to want to pursue a partnership. For us, Packable is that exact opportunity. A blue chip company with a massive opportunity ahead that we would be excited to own for the next 10 years and beyond.

00:03:26.807 Ian Friedman: To understand the macro thesis we are investing behind, marketplaces such as Amazon and eBay, bring together buyers and sellers in a single ecosystem to purchase and transact goods and services. In first party e-commerce, the platform both buys inventory and retails the product just like any online or offline retailer would. In a third party marketplace, other sellers can promote products on the platform, often alongside those products owned and held in inventory by the e-commerce platform. The platform takes no inventory risk, providing a highly capital efficient and low touch way for the platform to grow its assortment. Many brands are pursuing a hybrid first party and third party strategy, with third party partnerships growing twice as fast as first party partnerships. First party can represent a loss of control over the customer experience, inventory and marketing activity, but if done right, third party offers brands and distributors greater control over customer service positioning and data.

00:04:38.248 Ian Friedman: In 2000, Amazon took a huge step to grow its e-commerce business and launched its third party marketplace, allowing sellers to list products on Amazon.com without Amazon taking any ownership of the inventory. In a press release shortly after launch, Jeff Bezos described how Amazon marketplace could have the potential to drive meaningful category growth over the long term. What an understatement. Fast forward to today where Amazon is doing more than $320 billion of e-commerce sales in the U.S. and represents more than 50% of U.S. e-commerce sales overall. Third party marketplaces now represent about two thirds of Amazon's e-commerce sales.

00:05:26.404 Ian Friedman: Ten years ago, there were really only two marketplaces of scale, Amazon and eBay. Today, we've seen an explosion of other marketplaces. Wal-Mart, Target, Google, Facebook, Instagram, Kroger and others have gotten into the mix where third party online marketplaces have become an important part of their growth strategy. These additional marketplaces are also seeing significant growth. For example, Wal-Mart marketplace sales grew 80% year over year in 2020. Third party is currently 30% of U.S. e-commerce sales and is expected to grow to 41% of e-commerce sales in the U.S., over half a trillion dollars by 2025. That means that third party marketplaces are growing at an 18% CAGR compared to an 8% CAGR for first party e-commerce. So at 30% of all e-commerce today growing nearly two and a half times faster than first party e-commerce, the implications for brands is that most realize that not selling on third party marketplaces means a lost opportunity to capture consumers where they love to shop. So if you're a brand, how do you navigate this complex world?

00:06:49.001 Ian Friedman: Here we map out all of the different channels a brand sells on: wholesale, e-commerce platforms, distributors and increasingly their own direct to consumer website. Selling on third party marketplaces is hard and it's complex as can be seen here. There's a lot to manage. Large CPG companies are set up for wholesale relationships with retail partners. They're good at shipping pallets of products to a retailer and running big brand marketing campaigns to support sales. But when it comes to selling directly to a consumer through a marketplace, large CPG brands are a fish out of water. Think about the complexities of pricing and inventory forecasting across multiple marketplaces, or figuring out how to sell a $5 retail price bottle of baby wipes online when it costs three to four dollars to ship it direct to the consumer. Consider tech integration across disparate marketplaces and direct to consumer fulfillment and logistics, which brands are not set up to do. Think about managing and curating the customer experience from unboxing to customer service or running direct response bottom of the funnel marketing campaigns across disparate marketing channels. The short answer is that without a solution, brands will fail at pursuing a third party strategy.

00:08:11.598 Ian Friedman: As a multi marketplace enablement platform, this is the opportunity the Packable is addressing. Think about Packable's business as a combination of an inventory taking e-commerce company and a software driven e-commerce enablement business. As can be seen here, Packable simplifies marketplace management and improves execution for CPG companies large and small by allowing them to partner with a single company who has superior and dedicated expertize in multi marketplace management, rather than managing several marketplace relationships on their own. Andrew will share more about the specific benefits for our brand partners and the marketplace platforms of partnering with Packable in just a minute.

00:08:59.211 Ian Friedman: I'd like to tell you why we are immensely excited about the Packable opportunity. Packable is a leading multi marketplace enablement platform, the largest in North America on Amazon, enabling both enterprise scale CPG companies and digitally native brands to grow their businesses on third party marketplaces. Packable optimizes online marketplace performance on behalf of his clients driving e-commerce sales, while also relieving brands and distributors of the burdens of fulfillment and customer management. Our customer diligence calls revealed tremendous customer love, and the data we analyzed reveals highly sticky and growing relationships with these brands. We are excited about the macro opportunity that Packable is addressing, but also about their historical execution, building strong brand relationships with the world's largest CPG companies. They are also increasingly enabling and owning a stake in the fast growing digitally native brand category. Packable has built an immensely defensible business. The company's logistics capabilities, data and media assets, longstanding and deeply embedded customer relationships, and its knowhow has created a very strong business that is difficult to replicate. That Packable platform protects its core while providing an asset that can be leveraged for many additional vectors of growth. We think long term, Packable will expand internationally and also into new product categories and channels. Additionally, based on strong demand from brand partners for deeper data insights and integration, we also think that the data and media assets that the company has built will be monetized into a SaaS offering for these brands. These vectors drastically expand the company's total addressable market. Most importantly, we fell in love with Andrew and the Packable team. Andrew is the exact type of founder and CEO we want to be in business with. Not only is this founding story inspirational, but Andrew is a true visionary. He has that ability to think big and long term while being exceptional at executing on a tactical level and delivering for shareholders. He's also willing to ask for help and has a knack for surrounding himself with team members, advisors and investors who make him better. More importantly, he's a great guy. He's built an amazing culture where employees love working at Packable. As he walks through the company's warehouse, Andrew knows everyone's name. One fact that we love, many members of his leadership team were former Packable brand partners before coming to join Andrew. An amazing validation of his customers excitement for the business.

00:11:49.684 Ian Friedman: To give you a taste of some of what the company has accomplished, Pharmapacks, Packable's company operating on the third party marketplaces, is the largest third party seller on Amazon based on number of reviews and is one of the select third party sellers to have a Seller Fulfilled Prime Badge with guaranteed two day shipping. And it will generate over $450 million in revenue this year. The company boasts a nearly 150% net revenue retention rate with its brand and distributor partners, a statistic that is best in class for any B2B technology business. More importantly, the business has never lost an enterprise CPG partner in the company's 11 year history. Pharmapacks has approximately 75 million consumer transactions processed, and we love the power of this valuable data asset to drive decision making around pricing, packaging, inventory planning, marketing, targeting and its investments. Brands clamor for this data, and long term, we believe that Packable will have a large data driven SaaS component to its business as well. Andrew has a mindset of capital efficient growth. His team bootstrapped the business to $200 million in revenue before even raising his series A.

00:13:12.587 Ian Friedman: We couldn't be more enthused about the Packable and Highland Transcend partnership, and with that, I'm excited to introduce you to Andrew Vagenas, co-founder and CEO of Packable.

00:13:27.710 Andrew Vagenas: Thanks, Ian. Hi, it's nice to meet everyone, and I'm extremely excited about the opportunity of partnering with you on our journey. I'll now walk through the founding story, which leads us into where we are today. I was born and raised in Queens, New York, which is one of the most diverse areas in the world. I come from immigrant parents who built a small business in Astoria, New York. I went to St. John's University because my mother worked there, which led to a free tuition. I finished school in toxicology and pharmacology and worked for a pharmaceutical company as a scientist, my first year out of school. I couldn't see myself working in a lab for the rest of my career as I had much more entrepreneurial spirits. My friend and I decided to open a small brick-and-mortar pharmacy in Bronx, New York, in a low income, high Medicaid area. While I was in college, I worked as a pharmacy technician and learned to run the business-side of a retail pharmacy so I had the experience to operate. We struggled for the first six months, but then I had the idea to start giving out free scratch-off lotto tickets as a promotion and within a year we were filling five hundred prescriptions a day and took much of the local drug chain business. We were going to replicate this model to a few more locations but in 2009, my partner and I had the idea to start a side business in e-commerce. We had access to OTC products because of the drug distributor relationships we held at the pharmacy and wanted to sell them online. We raised $750,000 from friends and family, aunts, uncles, cousins, and opened up a 3,000 square foot warehouse in Queens. We made three big bets in 2010, which would come to define who we are today. First, we believed the future of e-commerce would be virtual malls, not millions of standalone websites, so we built our entire business model around Amazon and eBay. At the time, they were the only marketplaces. Second, we made the decision to build out our own logistics and fulfillment capabilities, shipping direct to consumer. We believed that being a 100% FBA business would limit us in the future, leaving us with less control. And third, we also made the decision to build out our own tech stack and not rely on a few off-the-shelf solutions that were available at the time. We figured that if every marketplace seller uses the same software, we wouldn't have an edge. Our tech stack is an A.I. based platform that informs pricing, shipping, assortment and many other things on the marketplace channels. For the first five years, from 2010 to 2015, we basically bought merchandise from distributors, optimized the pricing and sold it on Amazon and eBay. In 2015 we wanted to expand our model and go direct with the brands we were selling from distributors. In order to go direct with brands, we needed to expand our offerings, so we started to build out capabilities other than fulfillment. We built out customer service, performance marketing, supply chain, creative, data and analytics and marketplace management. Today, we are partnered with all major CPGs in our categories. In 2016, we partnered with global CPG Reckitt Benckiser and started growing their business on Amazon and eBay and building out a replicable playbook which we used to partner with other CPGs like J&J, L'Oreal, Bayer, among others, in the years to follow. In 2016, Wal-Mart reached out and were starting to build a marketplace of their own and asked us to be one of their first partners. So we then operated three marketplaces: Amazon, Wal-Mart and eBay. In 2017, we started to notice another digital trend where CPGs we're starting to lose market share. But not like in the old brick-and-mortar days where the Goliath's would lose market share to each other. In the old days, J&J would lose market share to P&G or P&G to Unilever. This was different. All major CPGs were losing market share, but not to each other. They were losing it to thousands of small founder led brands on the digital shelf. So we decided we wanted to expand into this changing landscape and started a digitally native brands division. These brands we partner with are founder led, mission driven and have a unique positioning. We have grown this division to over 80 brands and are planning for this division to be 50% of our business in the years to come. We also own minority equity stakes in over 20 of these brands and we'll continue to invest in brands like these. We recently fully acquired our first brand and aim to own a portfolio of our own brands over time. In 2018 we completed a series A. Up until then there was no external capital infusion, which means we really ran the company Bootstrap for the first eight years and were able to grow the business to over $200 million in sales. The series A was led by three public companies: Reckitt Benckiser, which is a global CPG, McKesson, which is a Fortune 10 healthcare company and Sealed Air, which is an automated packaging company. We closed a Series B late in 2020 with the Carlyle Group and started preparing for an IPO almost immediately. Today we're partnered with over 150 brands across eight marketplaces and are one of the largest marketplace enablement platforms in North America. We are focused on investing further into our technology and data verticals, as well as our logistics and fulfillment network. We will also continue to invest in brands as their upside in the digital world is significant. To reflect this evolution we are making an exciting change of rebranding Pharmapacks to Packable as of September 2021!

00:18:26.736 Andrew Vagenas: Ian has already defined 1P versus 3P earlier in the presentation, so I won't go over that again. What I want to discuss here is how Packable benefits both marketplaces and brands. For marketplaces, we help create an endless aisle by expanding assortment and brands across different categories. We also have an 11-year track record of customer trust and loyalty, leading to a great customer experience. Packable is responsible for managing a brand's media dollars which fuels growth and service revenue for the marketplace. And last but not least, marketplaces benefit from the service offerings that we utilize. The benefits for brands are quite significant. Our platform allows them to access multiple marketplaces in a unified manner. We also provide logistics and fulfillment capabilities, as well as data driven, full funnel marketing strategies that fuel their growth. We provide a full turnkey solution so that all they have to do is manage the relationship with Packable.

00:19:19.909 Andrew Vagenas: Brands traditionally have struggled to navigate the online marketplace. Here are some challenges below. Pricing and inventory forecasting: pricing and inventory are vital to a brand's growth. Brands don't have the data or the technology to manage pricing, forecasting and demand planning across multiple marketplace channels in a unified manner. Emerging marketplaces: brands lack the tech infrastructure to integrate with multiple marketplaces and manage ongoing complexity on those channels, as well as the new channels that sprout out each year. Fulfillment and logistics: most brands are not equipped to ship direct to consumer. They are built to wholesale and ship pallets. Most brands use distributors or 3PLs to manage their fulfillment and logistics capabilities. And customer experience, brands are not equipped due to the lack of data, technology and infrastructure to manage the end to end customer experience. And lastly, marketing. This is one of the key drivers of growth for brands. Brands cannot manage campaigns and budgets in a unified, efficient manner across multiple marketplaces without data, tech and sophistication.

00:20:26.530 Andrew Vagenas: Here you see where Packable sits in the ecosystem. Packable is the platform that sits in between the brands, the marketplaces and the consumer. We bring the brands to the platform and manage the consumer journey end to end.

00:20:37.986 Andrew Vagenas: This is how we operate across the marketplace ecosystem. First, the brands partner with Packable and we integrate their catalog using our platform. We then purchase the inventory and list the data-driven, curated assortment on the marketplaces via our platform, where we manage content, pricing and marketing. After a consumer places an order we fulfill and ship the orders out of our automated logistics and fulfillment network. Lastly, we manage the customer experience by engaging with consumer via reviews, social media or good old email. As you can see here, we provide a full turnkey solution for brands, which is powered by our platform.

00:21:14.342 Andrew Vagenas: Now, I'm going to show you what we do on Amazon and walk you through a product listing detail page. Number one, we manage pricing and inventory allocation using our proprietary data driven platform. Winning the buy box is key to growth. Two, we manage and optimize descriptions and titles using data to maximize search results and conversion on the marketplace. Three, we optimize assortment by using data to decide the best pack size to drive both consumption and margin for both us and the brand. Four, we aggregate and grow reviews by strong consumer engagement throughout the consumer journey. Quality reviews lead to brand loyalty and compounding growth. Five, Pharmapacks is the seller and shipper of record allowing for end-to-end transaction ownership. Six, we manage and create enhanced content, bringing the brand to life. From the store front to the product listing page, we ensure quality imagery for a perfect customer experience. This then leads to higher conversion rates and ensures the brand's messaging shines through.

00:22:14.430 Andrew Vagenas: Now, I'll walk you through what we do on walmart.com for a big CPG. This is an example of a new Johnson and Johnson SKU on Wal-Mart marketplace. This is a Packable 3P exclusive launch. We chose to go with a four pack because our historical consumer purchase data on other Band-Aid SKUs showed that consumers will purchase a four pack at this price point. This leads to higher average order value and greater margins for both Packable and the brand. I won't go through each point on the right as the playbook is the same across marketplaces.

00:22:43.420 Andrew Vagenas: Here are some key metrics that our teams are extremely proud of. We have been both brand and customer obsessed, and the stats validate that. Pharmapacks, as the seller of record, is the largest third party seller on Amazon in North America. We have a net revenue retention of 147% and have never lost a key partner with a 100% enterprise brand retention. We have over 100 brand partnerships and growing and over 75 million consumer transactions. In a cookie-less world, consumer transactions are gold and will continue to be used by us to power everything in our ecosystem, from pricing to shipping, to brand selection to marketing and investments. We are partnering with eight marketplaces and that number is growing fast. Packable has over 2 million positive reviews across all the marketplace channels and has equity stakes in over 20 brands. We've done all of this in the very capital efficient manner. We focus on the rule of 40, a metric that looks at revenue growth and adds our adjusted EBITDA margins in a given year. In 2020, this metric was 37%, and we expect that will grow to 43% in 2022.

00:23:44.290 Andrew Vagenas: Here are some key investment highlights which I'll go over in the next few slides.

00:23:48.220 Andrew Vagenas: First, Packable benefits from three distinct brand and marketplace tailwinds. Second, we are a leading technology led marketplace enablement platform. Third, we have a strong value proposition which leads to significant customer love. Fourth, Packable has created a data advantage, operational excellence and deep relationships across the ecosystem. Fifth, we have attractive unit economics and KPIs. Six, we are a visionary, founder led company. And seven, Packable has tremendous upside opportunities leveraging our existing platform capabilities.

00:24:20.620 Andrew Vagenas: First, as marketplaces continue to proliferate, a strong marketplace strategy to compliment their D2C strategy is critical for a brand's survival. Next, consumer products are historically under penetrated in e-commerce, but that is changing very fast. Consumer products are continuing to see increased online penetration at an accelerated rate. Lastly, digitally native brands are taking market share from CPGs, and that trend isn't stopping soon. They are nimbler, quicker, digitally savvy and have higher social awareness and grassroots consumers.

00:24:50.582 Andrew Vagenas: Marketplaces are booming as you can see here. This isn't a new concept, malls have been around forever. Why? Consumers want to be efficient and go to one place to buy everything they need. Marketplaces are exactly that, but even more efficient because you can click a few buttons on your phone or your computer. On the right, you can see total e-commerce sales by 2022 will reach $1 trillion. Amazon and Wal-Mart marketplaces will account for 59% of that. Packable is well positioned to grab our fair share.

00:25:20.200 Andrew Vagenas: A 3P strategy is not the only strategy, but is an important peg in the wheel of retail. To achieve maximum diversified growth, they need to have a complete omni-channel strategy and 3P is critical to that. A 1P only model limits a brand in several ways. They don't have control of their inventory, marketing, assortment and customer experience. Digitally native brands cannot and will not enter a 1P model. First and foremost, the retailer doesn't want them most of the time. Second, they lack the scale, resources and infrastructure necessary to manage a 1P relationship. Packable value-added services drive both volume and accretive margin on marketplaces through dynamic pricing, listing optimization, pack-size bundling and data driven marketing. On the right side, you can see that 3P accounts for over 60% of Amazon's total sales and growing fast. 3P is here to stay.

00:26:08.590 Andrew Vagenas: Brands have struggled to deeply penetrate e-commerce due to several factors which include infrastructure and capabilities. They are simply not set up to ship direct to consumer or connect with the platforms. They also aren't prepared for the rapid e-commerce penetration at the macro level.

00:26:22.632 Andrew Vagenas: The upside in our categories is quite significant, as you can see here. Digitally native brands love Packable and we love them, too. You can see here that digitally native brands are growing significantly faster than CPG brands as they are better equipped for the digital shelf and their mission driven mindset resonates with the next generation consumer.

00:26:42.280 Andrew Vagenas: Here is a summary of what makes Packable a tech leading platform. We won't go into each detail because we have already covered most of this. I want to call out a few key points, though. First, we're Amazon's largest 3P seller in North America. Second, we have a Seller Fulfilled Prime Badge, which gives us the ability to ship to Prime customers out of our own network. We have this badge because of our stellar shipping metrics, and only select companies in the country have this badge. Lastly, we built a proprietary tech stack, which is powered by data. We have one of the largest sets of 3P marketplace data in e-commerce.

00:27:13.870 Andrew Vagenas: Here is a summary of what I've been discussing throughout the presentation. Our platform has several verticals which include tech enabled inventory planning and data analytics, marketing, marketplace management, logistics and fulfillment, and customer experience.

00:27:27.490 Andrew Vagenas: Again, I won't go through the detail here as we have covered all of this already, but as you can see here, we offer a strong value proposition for all the stakeholders in our ecosystem. In our eyes, when everyone in the ecosystem wins, we win. It's as simple as that.

00:27:42.830 Andrew Vagenas: On this slide, you will see our mix-shift strategy across CPGs and digitally native brands. We will be increasing our CPG penetration with both existing brands as well as new brands in our pipeline. We will also expand our CPG partnerships into the pet and shelf stable food categories. CPGs are expected to see approximately 72% growth in 2022. Digitally native brands are a key long term strategy for us. We will grow our current partnerships and add over 20 new brands each year. Growth, as you can see, is over 120% and that is in line with how digitally native brands are performing in e-commerce. You can also see that our net revenue retention is over 170% with both CPG and digitally native brands. On the right, you can clearly see that our digitally native brand division is expected to account for 33% of our business and CPGs will continue to be approximately 50% of our business.

00:28:35.320 Andrew Vagenas: Why we are best positioned to win and why we love this division is driven by several factors. First, our data allows us to see what's hot, making category, brand and SKU selection easy. Simply stated, our data picks winners. Second, margins are higher than CPGs because of supply chain management and better negotiating by Packable. Third, we can invest in digitally native brands. Imagine we can diligence like an investment firm, but have actual consumer data to validate both the present and the future success of this brand.

00:29:05.950 Andrew Vagenas: We have over 80 digitally native brands and growing. Some of these brands you see here, you may know, but if not, check them out and purchase some products, you'll thank me later.

00:29:15.190 Ian Friedman: The Highland Transcend Partners team, as well as our advisors and consultants, conducted interviews with Packable customers and platform partners. In short, these were some of the strongest customer diligence calls we have ever done in our careers. Brand partners, large and small praise Packable for their ability to unlock value for brands across multiple third party marketplaces. They juxtapose how hard it was for them to execute on third party marketplaces before partnering with Packable. With exceptional execution from inventory planning and analytics to marketing and marketplace management, logistics and fulfillment, and finally, customer service brands describe Packable as the no brainer solution for building a CPG company's business on marketplaces.

00:30:07.860 Andrew Vagenas: Here's a great case study for one of our CPG partners, Reckitt. Prior to partnering in 2016, we were selling less than a million dollars of their products. Now we are selling over $60 million dollars in the fully formed strategic partnership. We replicated this playbook with many other large CPGs and will continue to mature our partnerships with our current brands, as well as adding new brands to the pipeline.

00:30:28.430 Andrew Vagenas: Here's a case study on a digitally native brand called Ethique. This category didn't exist when we partnered, but our data showed there was potential. This is a mission driven, founder led brand with a goal to save Earth from plastic. We partner with Ethique in 2017 and grew their business from $36,000 in US sales to over $6 million in annual sales today. We helped them expand assortment and enter new categories and now run their US direct to consumer website as well. Globally, they're now doing over $40 million in sales. We invested early and own a minority stake of this brand, which has recently been valued at over $75 million. This to us is a Packable digitally native brand success story.

00:31:10.077 Andrew Vagenas: There are several factors that create a strong, self reinforcing flywheel of compounding advantages. Because of high demand, we have the largest volume of consumer transaction data on third party marketplaces in our categories, and we therefore capture significant data and insights on consumer behavior, pricing and assortment. This allows us to curate offerings and manage pricing to optimize conversion and margin. It also enables us to capture a larger assortment from more brands as these brands want to partner with the largest enablement platform with the largest data set. This better shopping experience leads to more demand, which in turn provides us with more data and insights and the flywheel continues to further strengthen our competitive positioning.

00:31:47.960 Andrew Vagenas: Why do marketplaces value Packable as a strategic partner? There are several reasons. We bring new assortment and brands to their platform, creating the endless aisle. We are a trusted partner with an 11 year strong reputation of bringing quality brands and products to the platform. We build promotional strategies for brands creating a great customer value proposition. Marketplace platforms make a service revenue and are purely profitable model for them. We also spend a significant portion of the brand's media dollars on the marketplaces, creating growth and profitable income for the marketplaces. And lastly, we provide a great customer experience. Over 2 million positive customer views on Packable speaks for itself.

00:32:29.630 Andrew Vagenas: Here are a few examples of how we utilize our data to power decisions. First is pricing, where we use our data to decide pack sizes that will resonate with the consumer. Here we created a three pack of Lysol based off of the historical purchase behavior and price points. Next is audience customization. We have built out audiences using our data and drive traffic from external platforms like Instagram back to our marketplace channels. Pricing is also powered by data. We have proprietary pricing algorithms powered by data to win more buy box. A higher buy box percentage leads to greater growth. Another area is new category expansion for brand partners. We worked with Ethique to expand into the baby category, even though they started in hair care. Our data showed that their customer base was predominately women who are moms and that expanding into the baby category would lead to growth. Lastly, we invest in brands using our data. There is no better diligence item than actually reviewing customer transaction data across marketplaces before investing.

00:33:24.830 Andrew Vagenas: Packable has a sophisticated logistics and fulfillment platform which is powered by our technology. First, our automated packaging, shipping and labeling allows for efficient and cost effective operations. Second, our boxes are fitted down to the height of products in the box using automated packaging technology. This allows us to ship less air and stack more boxes in a truck. Also, our boxes use no tape and will be fully biodegradable in the near future.

00:33:50.180 Andrew Vagenas: As you can see, Packable has attractive unit economics and gross margin has been on an upward trajectory. I will get into more detail in the financial section.

00:33:59.210 Andrew Vagenas: We've built a diverse and talented leadership team with a number of our team members joining us from brand partners. I'm really proud of the world class team and culture that we've built here at Packable as one of the keys to success is a great company culture.

00:34:11.420 Andrew Vagenas: I'm equally as proud of the current set of diverse board members, directors and investors who each bring a unique value and skill set to our organization. Packable is backed by four public companies, which speaks volumes.

00:34:21.515 Andrew Vagenas: I am very excited about partnering with Highland Transcend given their e-commerce expertise and amazing track record. Highland is the only SPAC we chose to speak with as we view them as a premium strategic partner. After spending lots of time with Ian and Dan and sharing some life stories, it was also evident that we share the same values and can easily see ourselves working together in the years to come. I couldn't be happier to have them join our board.

00:34:44.840 Andrew Vagenas: Packable has multiple strategies to sustain long term growth. Our near term growth drivers include bringing in new brand partners in both the CPG and digitally native divisions. We are also expanding into several new marketplace channels, which include Target, Kroger, Facebook, Instagram and many others. Longer term growth drivers include expansion of our data and analytics platforms to power insights driven growth. We are also expanding our marketing and service offerings, which leads to incremental service revenues. Another area of focus is D2C in a box. We have launched and managed over 10 websites for brand partners and have a robust pipeline of brands who are asking for these services. And lastly, we will continue to invest in both minority and majority stakes in brands. One of our goals is to build out our own portfolio of our own brands in the coming years.

00:35:30.860 Andrew Vagenas: There is a huge channel growth opportunity for us. We have partnered with some of the largest platforms in the world on the right and you can see our current business split in 2020 versus 2022 expectations. Channel proliferation and strong brand partnerships puts us in a unique position to both diversify ourselves and the brands in the years to come. Packable is channel agnostic and operates wherever the consumer wants to shop.

00:35:52.670 Andrew Vagenas: Our brand acquisition strategy creates a long term growth trajectory. We have some of the richest consumer transaction data across multiple marketplaces. We're going to use this data to inform our acquisition decisions of early stage brands and build a portfolio of our own. We can easily identify high growth categories and untapped market opportunities, partner with a brand, make a minority stake investment and quickly decide to acquire the brand after analyzing several weeks worth of consumer data. This gives us key insights and the best chance to win. After acquiring a brand, we just continue the flywheel that we have already built.

00:36:25.610 Andrew Vagenas: We are investing in our network expansion and plan to build out a 4 DC network, which will allow for two day ground shipping in 92% of the US population and one day ground shipping for 46% percent of the US population. West Coast is already being built and will operate in Q1 2022, with a plan for Southwest being operational by early 2023. Our supply chain expansion is an important driver for both growth and profitability.

00:36:50.540 Andrew Vagenas: We are very excited about the rebranding as we go public, since this will allow us expand into new verticals and be category agnostic and services centric. Pharmapacks will still remain the seller of record on our marketplaces while the parent company will be rebranded to Packable. As part of the rebranding, we have rolled out 4 key pillars of the company: Packable Data, Packable Direct, Packable Media, and Packable Ventures.

00:37:12.170 Andrew Vagenas: I'm very excited to now walk you through the financial story.

00:37:15.170 Andrew Vagenas: Our financial profile is characterized by several key factors. We have an accelerating growth profile and I'll walk you through the building blocks. Packable has an attractive gross margin profile, and will continue to improve over time. We also have a best-in-class brand retention, which validates our brand obsessed mindset. And finally, we have profitable long-term operating leverage.

00:37:33.770 Andrew Vagenas: Here you can see our historical and forecasted revenue overview. Over the last three years, we've grown at a 37% CAGR. Our key growth drivers are listed on the right and I'll get into them shortly. I'm first going to walk you through the chart on the bottom left. From 2010 to 2018, we ran Packable in a capital efficient manner without external capital and grew the business to over $200 million in sales. In the second half of 2018. We raised approximately $60 million in a series A. We ran out of warehouse space in Q1 2019, but we were able to open up a warehouse 2 at the end of 2019. We also made our first external executive level hire in late 2019. Now I'll walk you through what drives our growth. We have a strong net revenue retention, providing a strong foundation for revenue growth. We have a robust pipeline of new CPG and digitally native brands and continue to receive lots of inbound from brands that want to partner with us. We have been and will continue to expand our service offerings and non product revenue, leveraging the Packable platform. We will also see significant growth coming from new marketplaces and leveraging our brand relationships.

00:38:37.697 Andrew Vagenas: I want to spend a moment unpacking our historical growth. Before COVID from 2014 to 2019, we grew at an over 50% CAGR. If we look at a quarterly view, in the fourth quarter of 2019, we grew at a 32% growth rate despite capacity constraints within our warehouse. In the first quarter of 2020 we expanded capacity and grew at 57% year-over-year. Towards the end of the first quarter and really in the second quarter of 2020, we felt the COVID tailwind as you can see here. In the first and second quarter of 2021, we faced industry wide supply chain constraints as well as our own warehouse management system transition, which together were significant but one time headwind to our business. This resulted in significantly higher out of stocks than normal for our business model. We went from a pre-COVID in stock rate of 88% down to 66% during the middle of COVID and have settled at around 72%. We performed a SKU level analysis that shows what growth would have been, had we experienced a normal level of out of stocks: 47% in Q1, 2021 and 33% in Q2, 2021. Think of these adjustments as foregone revenue. We know the customer demand was there. We just literally could not stock the product to meet the demand. Additionally, like many companies in the e-commerce ecosystem, year-over-year growth rates in 2021 are hard to analyze for us. So we looked at our two year historical CAGRs and on that basis we grew 32% and 27% in the first and second quarter of 2021.

00:40:05.665 Andrew Vagenas: Now, I want to spend a moment giving you some insight in our near-term revenue forecast. For the second half of 2021, we project 36% year-over-year growth, which compares to 45% in the second half of 2020. This growth is driven by our continued core business growth, coupled with three strategic initiatives. First, we are increasing our FBA capacity which will allow us to fill more Prime demand. Second, we have an agreement to establish a direct relationship with Wal-Mart marketplace. We did this years ago with Amazon and it greatly accelerated our Amazon business. We expect a similar outcome with Wal-Mart. Third, is our multi marketplace rollout, which includes Target, Facebook, Instagram, Kroger, among others. In 2022 we project 55% growth, which is in line with the historical CAGR I mentioned previously. The key components are: one, core business growth. About two thirds of the 37% growth is from our existing brands, excluding brands we added in 2021, which is in line with our historical growth rates. Note that our existing brands will also benefit from the full year impact of the strategic initiatives I just described. Two, an additional 10% is coming from brands we added in 2021, including the annualization benefit of having a full year impact of each of those brands. Another 5% is coming from new brands rolled out in 2022. Note that we are deliberately not rolling out any new brands in the second half of 2021 because we want to prioritize capacity for existing partners. As a result, we are delaying a lot of new brand rollout into 2022 which we believe makes hitting our 2022 numbers more achievable.

00:41:37.960 Andrew Vagenas: I am now going to walk you through historical and forecasted gross profit. From 2018 to 2019 we increased our gross margins by 300 basis points. From 2020 to 2022, we are projecting slight increases in gross margins, mainly due to global cost increases to COGS, shipping and materials because of COVID. We then see an increase of approximately another 300 basis points from 2022 to 2024. The increase in margins both historically and in the future comes from adding more digitally native brands which are higher gross margins, adding more pack sizes to our assortment and going direct with CPG partners. This will also lead to a higher average order value. We increased our average order value from $18 to $22 from 2018 to 2021 and we'll increase from $22 to $26 between now and 2024.

00:42:27.340 Andrew Vagenas: Putting it all together, you can see our forecast through 2024 here. From a top-line perspective, I already walked you through 2021 and 2022 and you can see continued strong growth thereafter. In terms of margins we project reaching mid single digit EBITDA margins in 2024. We can do this sooner, however we are investing to facilitate the significant growth profile you see here. Longer term, we think of this business as a ten to 12 percent EBITDA margin business.

00:42:54.130 Ian Friedman: I'm happy to walk you through the specifics of the transaction and why we think that this is a very attractive story for shareholders. We value the business and an enterprise value of $1.55 billion. Our investment, combined with the convert and PIPE, will allow the company to have just over $434 million on the balance sheet after the transaction. Packable management and existing shareholders have the opportunity to earn an additional 6% of the company with price based performance triggers in the form of an earn out.

00:43:30.930 Ian Friedman: We lay out a summary of the transaction on Slide 62, showing the pro forma capitalization of the company and ownership at the time of the transaction. Now, I won't go over this in detail, but you can see that our valuation translates to only 2.2 times 2022 revenue of $707 million. Based on our projected proceeds from the transaction, this translates to $1.9 billion in equity value.

00:43:58.710 Ian Friedman: On Slide 63, we lay out the details of how we think of the peer set for Packable. Packable is a multi marketplace enablement provider and is a blend of two types of companies. First are B2B e-commerce software enablement businesses and second, are the inventory taking e-commerce companies. We think about four groups of comparable peers for Packable. First, are what we describe as the core online e-commerce peers. That's Amazon, Chewey, Wayfair and The Hut Group. For your reference, we also lay out other online e-commerce peers in more unrelated categories with more narrow addressable markets than Packable. Third, we look at SMB commerce enablement companies, and fourth, we look at the large CPG companies that create many of the products that make up Packable's assortment. A few takeaways of note here. First, you'll note that Packable grows two and a half times faster than the e-commerce players, that's 45% versus 20%. Second, you'll note that Packable boasts higher gross profit growth than the core e-commerce players at 49% versus 21%. Third, you'll note that despite these two factors mentioned, the valuation for Packable as at a meaningful discount to peers. We value the business at 2.2 times 2022 revenue and 4.8 times 2022 gross profit. The core e-commerce players traded a multiple that is meaningfully higher on a revenue and on a gross profit basis, despite much slower growth and weaker gross margins. This disparity is even more pronounced when looking at the commerce enablement and CPG comps. We can see that on a growth adjusted revenue multiple basis, Packable trades at only 0.05 times, which is a third of the multiple of the core online commerce comps at 0.15 times. On a growth adjusted gross profit multiple, Packable trades at only 0.1 times, which is just over a quarter of the multiple of the core online commerce comps at 0.36 times. By ensuring a large margin of safety to the core online e-commerce comps, rather than even considering the SMB enablement software providers, we believe that we are being very conservative in our valuation approach and are providing investors with a very attractive entry point for our investment.

00:46:51.580 Ian Friedman: On slide 64, we lay out more detailed valuation metrics for each comp in the peer set highlighting a large margin of safety in Packable's valuation, especially when taking into account growth adjusted multiples.

00:47:06.730 Ian Friedman: On slide 65, we lay out some operating metrics for each comp in the peer set, highlighting Packable superior revenue and gross profit growth, as well as gross margin.

00:47:18.670 Ian Friedman: On behalf of the Packable and Highland Transcend teams, we want to thank you for your interest in this opportunity. We are tremendously excited about this partnership and look forward to spending more time with you on our road show.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Packable’s and Highland Transcend’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Packable and Highland Transcend. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Packable or Highland Transcend is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Packable; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Packable’s ability to manage future growth; the effects of competition on Packable’s future business; the amount of redemption requests made by Highland Transcend’s public shareholders; the ability of Highland Transcend or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Highland Transcend’s final prospectus that forms a part of Highland Transcend’s Registration Statement on Form S-1 (Reg. No. 333-250125), filed with the SEC pursuant to Rule 424(b)(4) on December 4, 2020 (the “Prospectus”) and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Highland Transcend filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Highland Transcend nor Packable presently know or that Highland Transcend nor Packable currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Highland Transcend’s or Packable’s expectations, plans or forecasts of future events and views as of the date of this communication. Highland Transcend and Packable anticipate that subsequent events and developments will cause Highland Transcend’s or Packable’s assessments to change. However, while Highland Transcend and Packable may elect to update these forward-looking statements at some point in the future, Highland Transcend and Packable specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Highland Transcend’s or Packable’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of Highland Transcend for their consideration. Highland Transcend intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Highland Transcend’s shareholders in connection with Highland Transcend’s solicitation for proxies for the vote by Highland Transcend’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Packable’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Highland Transcend will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Highland Transcend’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Highland Transcend’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Highland Transcend, Packable and the proposed business combination. Shareholders may also obtain a copy of the definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Highland Transcend, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Highland Transcend, Packable and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Highland Transcend’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Highland Transcend’s shareholders in connection with the proposed business combination will be set forth in Highland Transcend’s proxy statement / prospectus when it is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when they become available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication relates to the potential financing of a portion of the Proposed Business Combination through a private placement of common stock of Highland Transcend to be issued in connection with the Proposed Business Combination. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

This communication does not constitute an offer or a solicitation of an offer, to buy or sell any securities, investment or other specific product or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of either (a) “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or (b) institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Act. Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither the Company nor Highland Transcend is making an offer of the Securities in any state where the offer is not permitted.